As filed with the Securities and Exchange Commission on November 28, 2007
                                                                Registration No.
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
   THE SECURITIES ACT OF 1933, AS AMENDED, FOR DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                             AMARIN CORPORATION PLC
   (Exact name of issuer of deposited securities as specified in its charter)

                                       N/A
                   (Translation of issuer's name into English)

                                     ENGLAND
            (Jurisdiction of incorporation or organization of issuer)

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                 399 Park Avenue
                            New York, New York 10043
                                 (212) 816-6690
    (Address, including zip code, and telephone number, including area code, of Depositary's principal executive offices)

                               Christopher T. Cox
                           Cahill Gordon & Reindel LLP
                                 80 Pine Street
                               New York, NY 10005
                                 (212) 701-3450
  (Name, address, including zip code, and telephone number, including area code of agent for service)

                           --------------------------

                                   Copies to:

     Christopher T. Cox                       Patricia Brigantic, Esq.
     Cahill Gordon & Reindell  LLP            Citibank, N.A.
     80 Pine Street                           388  Greenwich  Street, 17th Floor
     New York, NY 10005                       New York, New York 10013

                     --------------------------------------

It is proposed that this filing become effective under Rule 466:
                                          |X|   immediately upon filing.
                                          |_|   on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box |_|.

                         CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------------------------
                                                                            Proposed Maximum         Proposed            Amount of
            Title of Each Class of                       Amount to be      Aggregate Offering    Maximum Aggregate     Registration
         Securities to be Registered                      Registered         Price per unit*      Offering Price**         Fee
-----------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares, each representing one (1)
Ordinary Share,  par value five (5) pence each, of
Amarin Corporation plc.                                   200,000,000             $0.05             $10,000,000          $307.00
-----------------------------------------------------------------------------------------------------------------------------------

*     Each unit represents one (1) American Depositary Share.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of such receipts evidencing such American Depositary Shares.

      This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

                              CROSS REFERENCE SHEET

                                                                       Location in Form of American
                                                                       Depositary Receipt ("Receipt")
Item Number and Caption                                                Filed Herewith as Prospectus
-----------------------                                                ----------------------------
1.   Name of depositary and address of its                             Face of Receipt - Introductory Paragraph and
     principal executive office                                        last sentence of face

2.   Title of American Depositary Receipts and                         Face of Receipt - top  center and  Introductory
     identity of deposited securities                                  Paragraph

     Terms of Deposit:

     (i)      The amount of deposited securities                       Face  of   Receipt   -  upper   right   corner,
              represented by one American Depositary                   introductory paragraph
              Share

     (ii)     The procedure for voting, if any, the                    Reverse of Receipt - Paragraph 14
              deposited securities

     (iii)    The collection and distribution of dividends             Reverse of Receipt - Paragraph 12

     (iv)     The transmission of notices, reports and                 Reverse of Receipt - Paragraphs 13, 14 and 16
              proxy soliciting material

     (v)      The sale or exercise of rights                           Reverse of Receipt - Paragraph 12

     (vi)     The deposit or sale of securities  resulting             Reverse of Receipt - Paragraphs 12 and 15
              from dividends, splits or plans of
              reorganization

     (vii)    Amendment, extension or                                  Reverse of Receipt - Paragraphs 20 and 21
              termination or the deposit                               (no provision for extension)
              agreement

                                                                       Location in Form of American
                                                                       Depositary Receipt ("Receipt")
Item Number and Caption                                                Filed Herewith as Prospectus
-----------------------                                                ----------------------------
     (viii)   Rights of holders of Receipts to inspect                 Reverse of Receipt - Paragraph 16
              the transfer books of the depositary
              and the list of holders of Receipts

     (ix)     Restrictions upon the right to deposit or                Face of Receipt -  Introductory  Paragraph  and
              withdraw the underlying securities                       Paragraphs 2, 3 and 4

     (x)      Limitation upon the liability of the                     Reverse of Receipt - Paragraph 18
              depositary

3.   Fees and charges which may be imposed                             Face of Receipt - Paragraphs 4 and 6
     directly or indirectly against holders of
     Receipts

Item 2.  AVAILABLE INFORMATION

Amarin Corporation plc is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the Securities and Exchange Commission (the "Commission"). These reports and other information can be retrieved from the Commission's website at www.sec.gov and copied at public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington, D.C. 20549.

                                   PROSPECTUS

      THE PROSPECTUS CONSISTS OF THE PROPOSED FORM OF AMERICAN DEPOSITARY RECEIPT, ATTACHED AS EXHIBIT A TO AMENDMENT NO. 2 TO THE DEPOSIT AGREEMENT FILED AS EXHIBIT (a)(i) TO THIS REGISTRATION STATEMENT AND INCORPORATED HEREIN BY REFERENCE.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

            (a)(i) Form of Amended American Depositary Receipt to be issued pursuant to Deposit Agreement as amended through the date hereof. - Filed herewith as Exhibit (a)(i).

            (a)(ii) Amendment No. 2 to Deposit Agreement, dated as of September 25, 2002, among AMARIN CORPORATION PLC (the "Company"), Citibank, N.A., as depositary (the "Depositary") and all holders from time to time of American Depositary Receipts issued thereunder (including the form of American Depositary Receipt to be issued thereunder). - Filed herewith as Exhibit (a)(ii).

            (a)(ii) Amendment No. 1 to Deposit Agreement, dated as of October 8, 1998, among the Company, the Depositary and all holders from time to time of ADRs, evidencing ADSs, issued thereunder. - Previously filed.*

            (a)(iii) Deposit Agreement, dated as of March 29, 1993 (the "Deposit Agreement"), among the Company, the Depositary and all holders from time to time of American Depositary Receipts issued thereunder (including the form of American Depositary Receipt to be issued thereunder). - Previously filed.**

            (b)(i) Letter Agreement, dated as of October 16, 2007, by and between the Company and the Depositary. - Filed herewith as Exhibit (b)(i).

            (b)(ii) Supplemental Letter Agreement, dated as of April 11, 2006, by and between the Company and the Depositary. - Filed herewith as Exhibit
(b)(ii).

            (b)(iii) Letter Agreement, dated as of March 29, 2006, by and between the Company and the Depositary. - Filed herewith as Exhibit (b)(iii).

            (c) Every material contract relating to the deposited securities between the Depositary and the Company in effect within the last three years. - None.

            (d) Opinion of Patricia Brigantic, counsel to the Depositary, as to the legality of the securities to be registered. - Filed herewith as Exhibit
(d).

            (e) Rule 466 Certification. - Filed herewith as Exhibit (e).

            (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. - Set forth on signatures pages hereto.

----------
* Previously filed and incorporated by reference to Post-Effective Amendment no. 2 to Registration Statement on Form F-6, registration number 333-5946.
** Previously filed and incorporated by reference to Registration Statement on Form F-6, registration number 333-5946.

Item 4.  UNDERTAKINGS

        (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

        (b) The Depositary hereby undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., on behalf of the legal entity created by the Deposit Agreement dated as of March 29, 1993, as amended by Amendment No. 1 to Deposit Agreement, dated as of October 8, 1998, and as further amended by Amendment No. 2 to Deposit Agreement, dated as of September 25, 2002 (as so amended, the "Deposit Agreement"), by and among Amarin Corporation plc, Citibank, N.A., as depositary, and the Holders of American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 28th day of November, 2007.

                                    Legal entity created by the Deposit
                                    Agreement for the issuance of American
                                    Depositary Receipts evidencing American
                                    Depositary Shares representing one (1)
                                    Ordinary Share, par value five (5) pence per share, of Amarin Corporation plc.

                                    CITIBANK, N.A., as Depositary


                                    By: /s/ Brian Teitelbaum
                                        ----------------------------------------
                                    Name:   Brian Teitelbaum
                                    Title:  Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Amarin Corporation plc certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in London, England, on the 28th day of November, 2007.

                                              AMARIN CORPORATION PLC


                                              By: /s/ Richard A B Stewart
                                                  ------------------------------
                                                  Name:  Richard A B Stewart
                                                  Title: Chief Executive Officer

                                POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Richard A B Stewart to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney(s)-in-fact and agent(s) full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorney(s)-in-fact and agent(s), or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the following capacities on November 28, 2007.

Name                                        Title
----                                        -----


/s/Thomas G. Lynch                          Chairman and Director
-----------------------------
Name: Thomas G. Lynch


/s/Richard A.B. Stewart                     Chief Executive Officer and Director
-----------------------------               (principal executive officer)
Name: Richard A.B. Stewart


/s/Alan Cooke                               Chief Financial Officer and Director
-----------------------------               (principal financial and principal
Name: Alan Cooke                            accounting officer)



/s/John Groom                               Director
-----------------------------
Name: John Groom


/s/Anthony Russell-Roberts                  Director
-----------------------------
Name: Anthony Russell-Roberts


/s/Simon Kukes                              Director
-----------------------------
Name: Simon Kukes

/s/William Mason                            Director
-----------------------------
Name: William Mason


/s/Michael Walsh                            Director
-----------------------------
Name: Michael Walsh


/s/Prem Lachman                             Director
-----------------------------
Name: Prem Lachman


/s/John Climax                              Director
-----------------------------
Name: John Climax


/s/William Hall                             Director
-----------------------------
Name: William Hall


Authorized Representative in the United States


/s/Donald V. Puglisi
-----------------------------
Name: Donald V. Puglisi

                                Index to Exhibits

                                                                   Sequentially
Exhibit                    Document                                Numbered Page
-------                    --------                                -------------

(a)(i)                     Form of Amended
                           American Depositary
                           Receipt

(a)(ii)                    Amendment No. 2 to
                           Deposit Agreement,
                           dated as of
                           September 25, 2002

(b)(i)                     Letter Agreement, dated
                           as of October 16, 2007

(b)(ii)                    Supplemental Letter
                           Agreement, dated as of
                           April 11, 2006

(b)(iii)                   Letter Agreement, dated
                           as of March 29, 2006

(d)                        Opinion of counsel
                           to the Depositary

(e)                        Certification under
                           Rule 466